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Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	AGM Statement
Released	18:12 5 May 2004
Number	3424Y

SUPPL

04030180

HONGKONG LAND HOLDINGS LIMITED (the "Company")

Please be advised that at the Annual General Meeting of the Company held today, all resolutions as set out in the Notice of Annual General Meeting dated 25th March 2004 were duly passed.

A V SEBASTIAN, Matheson & Co., Limited,
London Secretaries of Hongkong Land Holdings Limited

Date of notification – 5 MAY 2004

www.jardines.com

END

dw 5/24

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